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March 14, 2006


Dear Valued Customers,

We're pleased to share with you some exciting news. As the attached press release discusses, we announced that Unify has entered into a definitive agreement under which HALO Technology Holdings will acquire Unify. HALO is a holding company for enterprise software companies, with a strategy to acquire and operate complementary businesses with strong technology products and established customer bases. We are excited about this transaction as we gain access to capital and the resources of a larger company, cross-selling opportunities from large customer bases and reduced operating costs from no longer being a publicly traded company.

After the acquisition, Unify will become a wholly owned subsidiary of HALO with a continued focus on providing you with the outstanding products and service you've come to expect from us. Unify will be better positioned for long-term growth while retaining our strategy of creating long-standing partnerships with our customers and delivering new products.

We expect the transaction will be completed in the summer of 2006, subject to shareholder approval, customary regulatory approvals and the other closing conditions set forth in the merger agreement. For more information, see the attached Fact Sheet or our SEC 8-K filing. We expect that our day-to-day operations and your customer experience with us will not change. Our commitment to customer satisfaction and service remains a top priority today and upon completion of the acquisition.

We'd like to thank you for your support of Unify throughout its rich history - you've played a key role in keeping Unify strong - and with this transaction we look forward to continuing to meet your technology needs in the future.


Regards,

/s/ Todd E. Wille
-----------------------
Todd E. Wille
Chief Executive Officer
Unify Corporation

                                   FACT SHEET

On March 14, 2006 the Boards of HALO and Unify announced that they approved a definitive merger agreement under which HALO will acquire Unify in an all stock transaction. The combination will expand HALO's global product suite and customer base and strengthen the Unify business by providing additional cross selling opportunities and eliminating the costs of operating as a stand alone public company.

Terms of the transaction are as follows:

     o HALO will acquire all outstanding common shares of Unify at an exchange ratio of .437 HALO shares for each share of Unify.

     o HALO will assume Unify stock options with an exercise price of less than $1.00 after adjusting for the .437 exchange ratio.

     o HALO will assume Unify's outstanding warrants after adjusting the number of shares by the .437 exchange ratio and making certain other adjustments to the terms and exercise price.

     o Unify's two largest shareholders, representing approximately 33% of the outstanding voting securities of Unify, have signed stockholder agreements which, subject to certain conditions, require the stockholders to vote in favor of the merger.

     o    The deal is intended to be tax free to Unify's shareholders.

     o The transaction is contingent on customary regulatory approvals, as well as approval by Unify's shareholders, and other conditions set forth in the merger agreement.

     o There is a termination fee of $600,000 payable to Halo under certain conditions.

     o    The acquisition is expected to close in the summer of calendar 2006.

                                      # # #

Investor Relations Contact:     HALO Media Relations Contact:    Unify Contact:
David K. Waldman/Jody Burfening Olessia Sibiriakova              Deb Thornton
Lippert/Heilshorn & Associates          HALO Technology Holdings Unify Corp.
dwaldman@lhai.com               olessia@haloholdings.com         deb@unify.com
                                ------------------------         --------------
(212) 838-3777                          (203) 422-2950           (916) 928-6379


FOR IMMEDIATE RELEASE

  HALO Technology Holdings to Acquire Unify Corp. for Approximately $21 Million

GREENWICH, Conn./SACRAMENTO, Calif. -March 14, 2006-HALO Technology Holdings (OTCBB: WARP), a holding company for established enterprise software companies, and Unify Corp. (OTCBB: UNFY) today announced the companies have entered into a definitive agreement under which HALO will acquire Unify in an all stock transaction for approximately $21 million, or $0.71 per Unify share, based on the ten-day weighted average price of HALO common stock of $1.62 ended March 10, 2006. Under the terms of the merger agreement, Unify stockholders will receive
0.437 shares of HALO common stock for every share of Unify common stock. The merger, which is subject to approval by shareholders of Unify and to a number of other closing conditions, is expected to close in the summer of 2006.

As a holding company, HALO's strategy is to acquire and operate enterprise software companies with an established client base that complement their existing businesses. HALO has been executing on its strategy since January 2005 and the acquisition of Unify marks its tenth acquisition in the last fourteen months.

HALO CEO Ron Bienvenu stated, "Unify presents a unique strategic fit for us as it will bring scale and leading technologies to several of our existing industry sectors. With its innovative products, established customer base, and talented management team, Unify is a natural continuation of HALO's acquisition strategy. By focusing on product quality and customer service, and by leveraging Unify's software and customer base across our portfolio companies, we expect to generate steady, profitable growth from these assets over the long term."

Unify provides business automation solutions, including market leading applications for the alternative risk insurance market. Upon completion of the merger, the Unify Business Solutions division will work closely with HALO's Gupta, a leading producer of embeddable databases and enterprise application development tools, who together will have more than 7,000 worldwide customers and a broad offering of Java, J2EE and relational database products. Unify's Insurance Risk Management division will work with HALO's David Corp., a leading claims software provider, with a large installed based of customers within the alternative risk market.

"Unify's products are a perfect complement to HALO's growing suite of enterprise software solutions," said Todd Wille, CEO of Unify. "We are excited to become part of the HALO team which gives us access to greater resources, a larger installed base of customers and significant product synergies with several of the HALO portfolio companies in addition to eliminating the substantial costs of operating as a stand-alone public company. HALO brings a proven acquisition platform which is completely aligned with our strategy and we look forward to growing Unify revenues and profits as a part of the HALO family of companies."


Mr. Bienvenu, concluded, "The Unify acquisition furthers our strategy of building one of the most comprehensive suites of enterprise software in the industry. Upon the completion of the Unify acquisition, and other pending transactions, we estimate HALO's pro forma, non-GAAP revenue run-rate to exceed $60 million, and through a combination of organic growth and additional acquisitions, we will be well on track to achieving our stated pro forma, non-GAAP revenue run-rate target of approximately $100 million by the end of calendar 2006."


The transaction is currently expected to be accretive to HALO earnings in the first twelve months after closing on a non-GAAP basis. HALO's target of accretive to earnings on a non-GAAP basis, and HALO's revenue run-rate targets, assume no adverse impact from the loss of deferred revenue in the first twelve months following the close due to purchase accounting rules.

About HALO Technology Holdings
HALO Technology Holdings, Inc. is a global provider of a diversified range of standards-based enterprise software applications and on-demand solutions. HALO's strategy is to acquire and operate enterprise software companies with a commitment to sustainable growth. HALO portfolio companies focus on customer service, product quality and profitability to build long term customer relationships and ensure customer satisfaction today and into the future. Everyday, thousands of corporations and institutions from across the globe rely on our portfolio companies to deliver high quality, enterprise class software and services. For more information, please see our website at www.haloholdings.com.

About Unify Corp.
Unify provides business automation solutions including specialty insurance risk management and driver performance applications. Unify's solutions deliver a broad set of capabilities for automating business processes, integrating existing information systems and delivering collaborative information. Through its industry expertise and market leading technologies, Unify helps organizations drive business optimization, apply governance and increase customer service. Unify is headquartered in Sacramento, Calif., with offices in London and Paris, and a worldwide network of global distributors. Contact Unify at 916-928-6400 or visit www.unify.com.

Legal Notice Regarding Forward-Looking Statements

HALO Legal Notice: HALO Technology Holdings is the operating name of Warp Technology Holdings, Inc. ("HALO" or the "Company'). Shares of HALO are quoted on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "WARP". Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those relating to future opportunities, the outlook of customers, the reception of new products and technologies, and the success of new initiatives. In particular, statements contained in this press release that concern future operating results or other statements using words such as "anticipate," "believe," "could," "estimate," "intend," "may," "plan," "project," "should" "will," "set our sights on," or "expect" constitute forward-looking statements and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.In addition, such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include: (i) demand for the Company's products; (ii) the actions of current and potential new competitors; (iii) changes in technology; (iv) the nature and amount of the Company's revenues and expenses; (v) overall economic conditions and other risks detailed from time to time in the Company's periodic earnings releases and reports filed with the Securities and Exchange Commission (the "Commission") and
(vi) the risks and uncertainties associated with acquisition and integration of several companies in a relatively sort period of time, as well as the risks and uncertainties discussed in the Company's Annual Report on Form 10-KSB filed with the Commission on September 28, 2005, and the Company's Quarterly Reports on Form 10-QSB filed with the Commission on November 14, 2005, and on February 15, 2006.

Unify Legal Notice: This press release contains "forward-looking statements" as that term is defined in Section 21E of the Securities Exchange Act of 1934 as amended. Forward looking statements are denoted by words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", and other variations of such words and similar expressions are intended to identify such forward-looking statements. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the Company's forward looking statements. Such risks and uncertainties include, but are not limited to general economic conditions in the insurance industry, computer and software industries, domestically and worldwide, the Company's ability to keep up with technological innovations in relation to its competitors, product defects or delays, developments in the Company's relationships with its customers, distributors and suppliers, changes in pricing policies of the Company or its competitors, the Company's ability to attract and retain employees in key positions and the risks and uncertainties associated with a merger of two companies.. In addition, Unify's forward looking statements should be considered in the context of other risks and uncertainties discussed in the Company's SEC filings available for viewing on its web site at "Investor Relations," "SEC filings" or from the SEC at www.sec.gov.

Additional Information Relating to the Merger and Where to Find It
HALO and Unify will file a prospectus/proxy statement with the SEC in connection with the proposed transaction. Investors are urged to read any such prospectus/proxy statement, when available, which will contain important information. The prospectus/proxy statement will be, and other documents filed by HALO and Unify with the SEC are, available free of charge at the SEC's website (www.sec.gov) or from HALO by directing a request to Investor Relations at HALO Technology Holdings, 200 Railroad Ave., Greenwich, CT 06830, 203-422-2950 or from Unify Corporation's Web site at www.unify.com. Neither this communication nor the prospectus/proxy statement, when available, will constitute an offer to issue HALO common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited -- such an offer or issuance will only be made in accordance with the applicable laws of such jurisdiction.

HALO, Unify and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Unify stockholders in connection with the approval of the proposed transaction. Information about HALO's directors and executive officers is available in HALO's proxy statement, dated October 7, 2005 for its 2005 annual meeting of stockholders. Information about Unify's directors and executive officers is available in Unify's proxy statement, dated August 12, 2005 for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement HALO and Unify will file with the SEC.


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